SECURITI 06008065 ION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-49107

RECEIVED MAR 3 0 2006 209

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/05** (MM/DD/YY) AND ENDING **12/31/05** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Guggenheim Capital Markets, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 East 57th Street
(No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert C. Holmén **(212) 651-0860**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

345 Park Avenue	**New York**	**New York**	**10154**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 1 5 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

GUGGENHEIM CAPITAL MARKETS, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes): **Page**

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GUGGENHEIM CAPITAL MARKETS, LLC

AFFIRMATION

We, Christopher J. Morley and Robert C. Holmén, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Guggenheim Capital Markets, LLC, as of December 31, 2005, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified as that of a customer.

Christopher J. Morley
Chief Executive Officer

Robert C. Holmén
Chief Financial Officer

Sworn and subscribed to before me this
28th day of March, 2006.

TARA N OBENAUER
Notary Public, State of New York
No. 01OB6126257
Qualified in Nassau County
Commission Expires May 2, 2009

GUGGENHEIM CAPITAL MARKETS, LLC

Statement of Financial Condition
December 31, 2005

Assets	
Cash and cash equivalents	$ 3,464,769
Receivable from clearing organization	7,867,770
Marketable securities owned - at market value	1,261,887
Notes receivable	1,282,935
Due from affiliates	637,858
Receivable from customers	379,541
Furniture, equipment and leasehold improvements - at cost less accumulated depreciation and amortization of $373,714	250,736
Goodwill	21,289,580
Other assets	280,781
Total assets	$ 36,715,857
Liabilities and Member's Equity	
Due to affiliates	$ 759,021
Restructuring charge reserve (Note 8)	2,503,400
Accrued expenses and other liabilities	3,260,142
Total liabilities	6,522,563
Member's equity	30,193,294
Total liabilities and member's equity	$ 36,715,857

The accompanying notes are an integral part of these financial statements.